EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong second quarter financial results
Well positioned to secure future growth opportunities as energy transition evolves
CALGARY, Alberta – July 29, 2021 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for second quarter 2021 of $982 million or $1.00 per share compared to net income of $1.3 billion or $1.36 per share for the same period in 2020. Comparable earnings for second quarter 2021 were $1.0 billion or $1.07 per common share compared to $863 million or $0.92 per common share in 2020. TC Energy's Board of Directors also declared a quarterly dividend of $0.87 per common share for the quarter ending September 30, 2021, equivalent to $3.48 per common share on an annualized basis.
"During the first half of 2021, our diversified portfolio of critical energy infrastructure assets continued to safely and reliably meet North America's growing demand for energy," said François Poirier, TC Energy’s President and Chief Executive Officer. "Comparable earnings of $2.23 per common share and comparable funds generated from operations of $3.8 billion in the first six months of the year reflect the utility-like nature of our business along with the consistently strong performance of our legacy assets and contributions from projects that entered service in 2020."
Our results are underpinned by strong demand for our services together with a constant focus on operational excellence. Flows and utilization levels across our network continue to be in line with historical norms despite the ongoing impacts of COVID-19, extreme weather events and energy market volatility. Once again, this highlights the vital role our infrastructure plays in the functioning of the North American economy and the well-being of millions of people across the continent. Given the solid start to the year, we continue to expect full-year 2021 comparable earnings to be generally consistent with last year's record results.
"We are advancing a $21 billion secured capital program and working on a substantive portfolio of other similarly high-quality opportunities under development," continued Poirier. "Importantly, all of our secured capital projects are underpinned by long-term contracts and/or regulated business models highlighting the fundamental need for this critical new infrastructure while at the same time giving us visibility to the earnings and cash flow they will generate as they enter service in the coming years. Through prudent financial management, we are poised to effectively self-fund our growth program through our internally generated cash flow and debt capacity."
Looking beyond our current suite of projects, we are well positioned to capture future growth prospects associated with our extensive asset footprint and deep organizational capabilities as well as others that arise as the world both consumes more energy and transitions to a cleaner energy future. Today we announced that, subject to customary conditions precedent and regulatory approvals, we have sanctioned the VR project on our Columbia Gas system. This project represents an approximate US$0.7 billion capital investment and, among other elements, includes the installation of electric compression which will reduce direct carbon dioxide equivalent emissions while addressing growing market demand by providing additional transportation services under long-term contracts. We are exploring other opportunities to electrify and use renewable energy to power certain of the Company's proprietary energy loads, with the goal of a net reduction in emissions across our footprint. Bruce Power also continues to progress its multi-billion dollar life extension program, a source of significant emission-less power in Ontario, and we recently announced an initiative to jointly develop, along with Pembina Pipeline Corporation (Pembina), a carbon transportation and sequestration system for Alberta-based industries to manage their emissions and contribute to a lower-carbon economy.

In all our operations and projects, we remain focused on managing and reducing our greenhouse gas emissions and building constructive, enduring relationships with our communities and stakeholders. We believe our creativity, technical strength and unparalleled market connectivity provide us the ability to prosper regardless of the pace and form of energy transition. Success in advancing our current slate of secured projects and other organic growth opportunities is expected to support annual dividend growth of five to seven per cent in this historically low-interest rate environment.
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Second quarter 2021 financial results
◦Net income attributable to common shares of $982 million or $1.00 per common share
◦Comparable earnings of $1.0 billion or $1.07 per common share
◦Comparable EBITDA of $2.2 billion
◦Net cash provided by operations of $1.7 billion
◦Comparable funds generated from operations of $1.8 billion
•Declared a quarterly dividend of $0.87 per common share for the quarter ending September 30, 2021
•Continued to advance our $21 billion secured capital program by investing $1.4 billion in various growth projects during the second quarter
•Sanctioned the VR project, an approximate US$0.7 billion enhancement project on our Columbia Gas system to improve reliability and lower emissions
•Columbia Gas notified FERC on July 28 that it has reached a settlement-in-principle with its customers addressing all remaining issues related to its Section 4 Rate Case filing
•Announced a partnership with Pembina to jointly develop a carbon transportation and sequestration system in Alberta
•Issued Requests for Information (RFI) seeking to identify potential wind, solar and energy storage projects and/or investment opportunities to meet the electricity needs of a portion of our U.S. pipeline assets
•Recognized $1.1 billion in the Consolidated statement of equity principally from the repurchase of partner interests in Keystone XL, retirement of its non-recourse project-level credit facility and issuance of Class C Interests, partially offsetting the $2.2 billion after-tax impairment charge recorded in first quarter 2021
•Issued $750 million of three-year floating-rate Medium Term Notes, $500 million of 10-year fixed-rate Medium Term Notes and $250 million of 26-year fixed-rate Medium Term Notes
•Redeemed $500 million of Series 13 preferred shares in May utilizing proceeds from the junior subordinated debt offering completed in March.
Net income attributable to common shares decreased by $299 million or $0.36 per common share to $982 million or $1.00 per share for the three months ended June 30, 2021 compared to the same period last year. Per share results reflect the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021. Net income attributable to common shares includes a number of specific items that we believe are significant but not reflective of our underlying operations in the period. More information on these items, which are excluded from comparable earnings, can be found in the table entitled "Reconciliation of net income/(loss) to comparable earnings".
Comparable EBITDA of $2.2 billion increased by $47 million for the three months ended June 30, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•higher EBITDA from Canadian Natural Gas Pipelines largely due to the impact of increased flow-through income taxes and depreciation along with higher rate-base earnings on the NGTL System and Coastal GasLink development fees
•increased earnings in U.S. Natural Gas Pipelines from Columbia Gas following the application for higher transportation rates effective February 1, 2021, subject to refund upon completion of the current rate proceeding, as well as improved earnings across our U.S. Natural Gas Pipelines assets following the cold weather events of 2021 impacting many of the U.S. markets in which we operate

•higher Power and Storage results attributable to increased earnings at Bruce Power in 2021 due to fewer outage days and a higher contract price partially offset by higher operating expenses, as well as increased Natural Gas Storage and Other earnings following the November 2020 acquisition of the remaining 50 per cent ownership interest in TC Turbines
•decreased earnings from Liquids Pipelines due to lower volumes on the Keystone Pipeline System, partially offset by increased contributions from liquids marketing activities reflecting higher margins and volumes
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. U.S. dollar-denominated comparable EBITDA increased by US$105 million compared to 2020 to US$1.1 billion, however, this was translated at 1.23 in 2021 versus 1.39 in 2020. While the weakening of the U.S. dollar in 2021 compared to the same period in 2020 had a considerable negative impact on 2021 comparable EBITDA, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $1.0 billion or $1.07 per common share increased by $182 million or $0.15 per common share for the three months ended June 30, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher Interest income and other mainly attributable to realized gains in 2021 compared to realized losses in 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income
•decreased Non-controlling interests following the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy
•higher Income tax expense primarily due to higher comparable earnings and flow-through income taxes in our Canadian rate-regulated pipelines.
Comparable earnings per share reflects the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021.
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling two-year forward basis using foreign exchange derivatives, however, the natural exposure beyond that period remains. As noted previously, the net impact of the U.S. dollar movements on comparable earnings for the three months ended June 30, 2021 compared to 2020, after considering natural offsets and economic hedges, was not significant.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: From December 2020 until April 13, 2021, in response to the COVID-19 pandemic, an order of the British Columbia Provincial Health Officer restricted the number of workers on industrial sites across northern British Columbia, including Coastal GasLink, and, as a result, only critical construction activities continued during this time. Major erosion and sediment control work was required in the absence of continued pipeline construction during the winter period. On April 13, 2021, the provincial health order was lifted allowing the project to finalize remobilization plans for the summer construction program.

As a result of scope changes, permit delays and the impacts from COVID-19, including the provincial health order, we continue to expect project costs to increase significantly along with a delay to project completion compared to the original project cost and schedule. Coastal GasLink has sought and will continue to mitigate cost increases and schedule delays. Coastal GasLink expects incremental costs will be included in the final pipeline tolls, subject to certain conditions.
Coastal GasLink is in dispute with LNG Canada with respect to the recognition of certain costs and the impacts on schedule. If a resolution is not reached in the near term, Coastal GasLink may be required to suspend certain key construction activities but would continue with work required for safety reasons and compliance with regulatory requirements. Any equity required to be contributed by Coastal GasLink LP partners, including us, to fund incremental costs will be determined by the substance of a resolution with LNG Canada.
Coastal GasLink continues to have access to a subordinated demand revolving facility with TC Energy which provides the project with additional short-term funding and financial flexibility and on which $220 million was drawn at June 30, 2021. If necessary, as an interim measure, the total amount of available credit facilities provided to Coastal GasLink by TC Energy may be expanded to allow Coastal GasLink to access incremental short-term funding as a bridge to a required increase in project-level financing or project recoveries.
•NGTL System: In the six months ended June 30, 2021, the NGTL System placed approximately $0.1 billion of capacity projects in service.
U.S. Natural Gas Pipelines
•VR Project: We are actively developing projects that will replace and upgrade certain facilities while reducing emissions along portions of our pipeline systems in principal delivery markets. The enhanced facilities will improve reliability of the systems and allow for additional transportation services to address growing demand under long-term contracts while reducing direct carbon dioxide equivalent (CO2e) emissions. Consistent with this initiative, the VR project on the Columbia Gas system has been sanctioned, subject to customary conditions precedent and normal-course regulatory approvals and is included in the secured projects table within the Capital program section. This project represents an approximate US$0.7 billion capital investment and is targeted to be placed in service during the second half of 2025.
•Grand Chenier XPress: Phase I of Grand Chenier XPress, an expansion project on the ANR pipeline system connecting supply directly to U.S. Gulf Coast LNG export facilities, went into service in April 2021. Phase II is expected to be placed in service in early 2022.
•Columbia Gas Section 4 Rate Case: Columbia Gas filed a Section 4 Rate Case with FERC in July 2020 requesting an increase to its maximum transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding. On July 28, 2021, Columbia Gas notified FERC that it has reached a settlement-in-principle with its customers addressing all remaining issues in the case, including but not limited to the resolution of rates and continuation of Columbia Gas's modernization program. While definitive terms are still being finalized, Columbia Gas expects a final settlement to be filed with FERC in third quarter 2021, with 2021 revenue expected to be generally consistent with estimates recorded to date, subject to revision following completion and approval of settlement terms.
Mexico Natural Gas Pipelines
•Villa de Reyes: Construction is ongoing but has been delayed due to COVID-19 contingency measures which have impeded our ability to obtain work authorizations as a result of administrative closures. We expect to reach partial in-service by the end of 2021, with the remainder of the construction of Villa de Reyes completed in the first half of 2022.

Liquids Pipelines
•Keystone XL: On June 9, 2021, following the revocation of the Presidential Permit for the Keystone XL pipeline project on January 20, 2021, and after a comprehensive review of options in consultation with our partner, the Government of Alberta, we terminated the Keystone XL pipeline project. Termination activities and related costs will continue through 2022 with any adjustments to the estimated fair value and future contractual and legal obligations expensed as determined and excluded from comparable earnings.
Although we recorded a $2.2 billion after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to the Keystone XL pipeline project termination activities, a significant portion of this amount was shared with the Government of Alberta, thereby reducing the net financial impact to TC Energy. In June 2021, Class A Interests previously issued to the Government of Alberta totaling $394 million were repurchased for a nominal amount, the $1.0 billion (US$849 million) balance on the credit facility was guaranteed and fully paid by the Government of Alberta and $91 million of Class C Interests were issued to the Government of Alberta entitling them to future liquidation proceeds from specified Keystone XL project assets. After considering these transactions, including the tax impact thereon, the net financial impact to us as a result of the termination of Keystone XL and related projects at June 30, 2021 was $1.1 billion.
After the Presidential Permit was revoked, construction activities ceased except for certain activities required to clean up and reclaim worksites in adherence to our commitment to safety, the environment, and our regulatory requirements. We will continue to coordinate with regulators, stakeholders and Indigenous groups to meet our environmental and regulatory commitments and ensure a safe exit from the Keystone XL pipeline project. The majority of these associated costs were funded through a final drawdown on the project-level credit facility which occurred in June 2021, subsequent to which the credit facility was fully repaid by the Government of Alberta and terminated.
On July 2, 2021, TC Energy filed a Notice of Intent to initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline. We will be seeking to recover more than US$15 billion in damages as a result of the U.S. Government's breach of its NAFTA obligations. This claim is in a preliminary stage and the timing of outcome is unknown at present.
Power and Storage
•Renewable Energy RFI: Through an RFI process in second quarter 2021, we announced that we were seeking to identify potential contracts and/or investment opportunities in up to 620 MW of wind energy projects, 300 MW of solar projects and 100 MW of energy storage projects to meet the electricity needs of a portion of our U.S. pipeline assets. We are currently evaluating the responses received.
•Bruce Power outage: As part of the planned inspections, testing, analysis and maintenance activities at Bruce Power during the current Unit 6 MCR outage and planned Unit 3 outage, higher than anticipated readings of hydrogen concentration in pressure tubes were detected. The other six units currently in operation at the facility have all been inspected during recent planned outages and it was determined that there is no impact on their safe operation. Bruce Power has advised the Canadian Nuclear Safety Commission (CNSC) and is working on next steps.
These developments are expected to result in a delay to the return to service of Unit 3 following its planned outage which was expected to be completed in early fourth quarter 2021. The timing of the return to service will depend upon the final results of the analysis and Bruce Power’s submission to CNSC. We do not expect this development to have a material impact on our earnings or cash flows.

Alberta Carbon Grid
•Carbon transportation and sequestration system: On June 17, 2021 we announced a partnership with Pembina to jointly develop a carbon transportation and sequestration system which, when fully constructed, would be capable of transporting more than 20 million tonnes of CO2 annually. By leveraging existing pipelines and a newly developed sequestration hub, the Alberta Carbon Grid (ACG) is expected to provide an infrastructure platform for Alberta-based industries to manage their emissions and contribute to a lower-carbon economy. Designed to be an open-access system, the ACG would connect the Fort McMurray, Alberta Industrial Heartland and Drayton Valley regions to key sequestration locations and delivery points across the province.
Corporate
•Common share dividend: Our Board of Directors declared a quarterly dividend of $0.87 per common share for the quarter ending September 30, 2021. The quarterly amount is equivalent to $3.48 per common share on an annualized basis.
•Retirement and appointment of our Executive Vice-President and Chief Financial Officer (CFO): On May 17, 2021, we announced that Don Marchand, Executive Vice-President and CFO, will retire from TC Energy on November 1, 2021, stepping down as CFO on July 31, 2021. Joel Hunter, currently Senior Vice-President, Capital Markets, will succeed Mr. Marchand as Executive Vice-President and CFO. Mr. Marchand will assist Mr. Hunter with the transition from August through November.
•Issuance of long-term debt: On June 9, 2021, TCPL issued $750 million of Medium Term Notes due in June 2024 bearing interest at a floating rate, $500 million of Medium Term Notes due in June 2031 bearing interest at a fixed rate of 2.97 per cent, and $250 million of Medium Term Notes due in September 2047 bearing interest at a fixed rate of 4.33 per cent.
•Redemption of $500 million series 13 preferred shares: We redeemed all issued and outstanding TC Energy Series 13 preferred shares on May 31, 2021, pursuant to their terms, utilizing proceeds from the junior subordinated debt offering completed in March 2021.
Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, July 29, 2021 to discuss our second quarter 2021 financial results. François Poirier, President and Chief Executive Officer; Don Marchand, Executive Vice-President and CFO; and other members of the executive leadership team will discuss TC Energy's financial results and company developments at 9 a.m. (MDT) / 11 a.m. (EDT).
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11357.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 5, 2021. Please call 1.855.669.9658 and enter pass code 7144.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's most recent Quarterly Report to Shareholders.

Media Inquiries:
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403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
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403.920.7911 or 800.361.6522